Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Name	State or Jurisdiction of Incorporation	Ownership Percentage

BayVanguard Bank	Maryland	100%
BV Real Estate, LLC(1)	Maryland	100%
1920 Rock Spring Road, LLC(1)	Maryland	100%
Idlewild Properties, LLC(1)	Maryland	100%
(1) Wholly-owned subsidiary of BayVanguard Bank